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Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Manhattan Bagel Company, Inc.	New Jersey
Chesapeake Bagel Franchise Corp. (f/k/a Chesapeake Bagel Bakery Acquisition Corp.)	New Jersey
Willoughby's Incorporated	Connecticut
New World ENBCDEB Corp.(1)	New York
Einstein and Noah Corp. (f/k/a Einstein Acquisition Corp.)	Delaware
Einstein/Noah Bagel Partners, Inc.	California
I. & J. Bagel, Inc.	California

(1)
Subsidiary active through 12/30/03

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Subsidiaries of the Registrant